Exhibit 3.1

Amendment No. 1

to the By-laws of

American Surgical Holdings, Inc.

Effective December 19, 2010

Section 3 of Article II of the By-laws of the Company is hereby amended and restated in its entirety as follows:

“Section 3. Special Meetings.

(a)	Special meetings of shareholders shall be called by the President in each of the following circumstances: (i) whenever the President deems it necessary or advisable, (ii) whenever the President is so directed in writing by a majority of the entire Board of Directors or (iii) whenever the President is so directed in writing by any special committee of the Board of Directors which has been formed for the purpose of evaluating any related party transaction involving the Corporation and any of its officers, directors or affiliates, or any proposed merger, sale or reorganization of the Corporation, or any sale of its assets. Each of (a) the President, (b) a majority of the entire Board, and (c) the special committee described above are hereby authorized and empowered, in its respective sole and absolute discretion, to call a special meeting of shareholders of the Corporation, to determine the time, place and purpose or purposes of such meeting, to provide notice thereof to shareholders of the Corporation, and to cancel, delay, postpone, reschedule, recess or adjourn, from time to time, any special meeting of the shareholders, whether or not such meeting has convened and whether or not a quorum is present, and to establish the new time, place and purposes of such meeting or any adjournment thereof.

(b)

A special meeting of the shareholders shall be called by the President whenever the holders of one-third ( 1/3) of the number of shares of the capital stock of the Corporation entitled to vote at such meeting shall, in writing, request the same.”

The foregoing amendment was approved by the Board of Directors of the Company effective December 19, 2010.